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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ImageWare Systems, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

45245S 10 8

(Cusip Number)

Marvin I. Friedman
LF Global Holdings, LLC
12230 El Camino Real, Suite 220
San Diego, California 92130
(858) 509-8820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Name of Reporting Person: LF Global Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0775952

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Person: LF Global Investments, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0663884

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Person: Marvin I. Friedman (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Person: Milton Lohr (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of ImageWare Systems, Inc., a California corporation (“ImageWare” or the “Company”). The principal executive offices of ImageWare are located at 10883 Thornmint Road, San Diego, California 92127. This Statement is being filed by the Reporting Persons (as defined below) to report the disposition by LF Global Holdings, LLC, of securities exercisable for or convertible into more than 5% of the Common Shares of the Company. Prior to such disposition, each of the Reporting Persons may have been deemed the beneficial owner of more than 5% of the Common Shares of the Company. Such disposition is made pursuant to a series of transactions by LF Global Holdings, LLC, including the sale of the LF Warrant (defined below) to third party purchasers and the termination of the LF Note (defined below) and the Closing Note (defined below).

Item 2. Identity and Background

          (a), (b), (c) and (f). This Statement is being filed on behalf of the following persons (collectively the “Reporting Persons”):

            (i) LF Global Holdings, LLC, a California limited liability company (the “Seller”);

            (ii) LF Global Investments, LLC, a California limited liability company (“LF Investments”);

            (iii) Mr. Marvin I. Friedman (“Mr. Friedman”); and

            (iv) Mr. Milton Lohr (“Mr. Lohr”).

          The Seller was formed to engage in the acquiring, holding and disposing of investments in various businesses.

          Mr. Friedman and Mr. Lohr are Managing Members of LF Investments. LF Investments, which was formed to engage in the acquiring, holding, disposing and management of various forms of investments in various businesses, is the manager and investor in Seller. Mr. Friedman and Mr. Lohr are United States citizens. Mr. Friedman and Mr. Lohr are included as Reporting Persons in this Statement solely because of their control of LF Investments and thereby Seller.

          The business address of the Seller, LF Investments, Mr. Friedman and Mr. Lohr is 12230 El Camino Real, Suite 220, San Diego, California 92130.

          (d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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          (e) During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     As explained in Item 4 below, the transactions reported herein involve the Seller’s disposition of the LF Note, the Closing Note and the LF Warrant.

Item 4. Purpose of Transaction

     Pursuant to a Consent to Assignment and Amendment Agreement, dated as of June 13, 2003, the Company previously caused an outstanding promissory note to be amended and restated such that two serial notes, one to Seller in the sum of $2,650,000 (“LF Note”) and the second to Laurus Master Fund, Ltd. (“Laurus”), in the sum of $1,500,000 (“Laurus Note”) were issued to amend, restate and replace the outstanding promissory note. The LF Note is convertible into shares of Common Stock of the Company at an initial price of $2.11 per share. Further, the Company executed a warrant to Seller exercisable for 1,021,687 Common Shares at an initial price of $2.11 per share (“LF Warrant”). In lieu of closing fees due Seller under the Consent Agreement, the Company issued Seller a convertible note in the principal amount of $106,000 (“Closing Note”), which may be converted into 50,237 shares of the Company’s Common Stock under the terms of the Closing Note (collectively with the LF Note and LF Warrant, the “Disposed Securities”).

     The Seller entered into a series of transactions resulting in the disposition of the Disposed Securities. First, on or about November 25, 2003, the Company paid an amount satisfying the LF Note and Closing Note, which were thereby terminated by the Seller. Separately, on or about December 19, 2003, the Seller sold the LF Warrant to a group of third party purchasers. As a result of these transactions, the Seller is no longer the beneficial owner of any Common Shares of the Company.

     Except as described herein, none of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As described above, pursuant to the Note Termination and Warrant Sale Transaction, each of the Reporting Persons may not be deemed to beneficially own any Common Shares.

     (b) (i) The Seller may not be deemed to have sole power to direct the voting and disposition of any Common Shares, as none are beneficially owned by the Seller.

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          (ii) Mr. Friedman and Mr. Lohr may not be deemed to have the power to direct the voting and disposition of any Common Shares, as none are beneficially owned by the Seller.

     (c) No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof has effected any transaction in Common Shares during the preceding 60 days.

     (d) The members of the Seller have no right to participate in the receipt of dividends from, or proceeds from the sale of, the Disposed Securities.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on December 24, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Schedule 13D, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     None.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. These signatures are executed by Robert W. Blanchard, Esq., attorney-in-fact for the Reporting Parties under the Power of Attorney dated June 13, 2003, previously filed with the Commission and incorporated herein by reference.

LF GLOBAL HOLDINGS, LLC

Date: December 30, 2003		/s/ Robert W. Blanchard, Esq.

	By:	Robert W. Blanchard, Esq.

LF GLOBAL INVESTMENTS, LLC

Date: December 30, 2003	By:	/s/ Robert W. Blanchard, Esq.

	By:	Robert W. Blanchard, Esq.

MARVIN I. FRIEDMAN

Date: December 30, 2003		/s/ Robert W. Blanchard, Esq.

	By:	Robert W. Blanchard, Esq.

MILTON LOHR

Date: December 30, 2003		/s/ Robert W. Blanchard, Esq.

	By:	Robert W. Blanchard, Esq.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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